FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 2, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Third quarter 2012 results

Contents (continued)

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group's restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; certain ring-fencing proposals; sustainability targets; the Group's future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; and the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and of certain assets and businesses required as part of the State Aid restructuring plan; organisational restructuring, including any adverse consequences of a failure to transfer, or a further delay in transferring, certain business assets and liabilities from RBS N.V. to RBS; the ability to access sufficient sources of liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the implementation of recommendations made by the Independent Commission on Banking (ICB) and their potential implications; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

The financial information on pages 6 to 62, prepared using the Group's accounting policies, shows the underlying performance of the Group on a managed basis which excludes certain one-off and other items. Information is provided in this form to give a better understanding of the results of the Group's operations. Group operating profit on this basis excludes:

•	own credit adjustments;

•	Asset Protection Scheme (APS);

•	Payment Protection Insurance (PPI) costs;

•	sovereign debt impairment;

•	interest rate hedge adjustments on impaired available-for-sale sovereign debt;

•	amortisation of purchased intangible assets;

•	integration and restructuring costs;

•	(loss)/gain on redemption of own debt;

•	strategic disposals;

•	bonus tax; and

•	RFS Holdings minority interest (RFS MI).

Statutory results
The condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity and related notes presented on pages 63 to 91 inclusive are on a statutory basis. Reconciliations between the managed basis and statutory basis are included in Appendix 1.

Disposal groups
In accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', in Q4 2011 the Group transferred the assets and liabilities relating to the planned disposal of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK ('UK branch-based businesses'), to assets and liabilities of disposal groups.

Presentation of information (continued)

Restatements

Organisational change
In January 2012, the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes have seen the reorganisation of the Group's wholesale businesses into 'Markets' and 'International Banking' and the proposed exit and/or downsizing of selected activities. The changes will ensure the wholesale businesses continue to deliver against the Group's strategy.

The changes include an exit from cash equities, corporate broking, equity capital markets and mergers and acquisitions advisory businesses. Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented.

Revised allocation of Group Treasury costs
In the first quarter of 2012, the Group revised its allocation of funding and liquidity costs and capital for the new divisional structure as well as for a new methodology. The new methodology is designed to ensure that the allocated funding and liquidity costs more fully reflect each division's funding requirement.

Revised divisional return on equity ratios
For the purposes of divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets (RWAs), adjusted for capital deductions. Historically, notional equity was allocated at 9% of RWAs for the Retail & Commercial divisions and 10% of RWAs for Global Banking & Markets. This was revised in Q1 2012 and 10% of RWAs is now applied to both the Retail & Commercial and Markets divisions.

Fair value of own debt and derivative liabilities
The Group had previously excluded changes in the fair value of own debt (FVOD) in presenting the underlying performance of the Group on a managed basis given it is a volatile non-cash item. To better align our managed view of performance, movements in the fair value of own derivative liabilities (FVDL), previously incorporated within Markets operating performance, are now combined with movements in FVOD in a single measure, 'Own Credit Adjustments' (OCA). This took effect in Q1 2012 and Group and Markets operating results have been adjusted to reflect this change which does not affect profit/(loss) before and after tax.

Comparatives for all of the items discussed above were restated in Q1 2012. For further information on the restatements refer to the announcement dated 1 May 2012, available on www.rbs.com/ir

Share consolidation
Following approval at the Group's Annual General Meeting on 30 May 2012, the sub-division and consolidation of the Group's ordinary shares on a one-for-ten basis took effect on 6 June 2012. Consequently, disclosures for 2011 relating to or affected by numbers of ordinary shares or share price have been restated.

Results summary

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Core
Total income (1)	6,408	6,437	6,028	19,707	20,522
Operating expenses (2)	(3,427)	(3,615)	(3,498)	(10,763)	(10,853)
Insurance net claims	(596)	(576)	(696)	(1,821)	(2,183)
Operating profit before impairment losses (3)	2,385	2,246	1,834	7,123	7,486
Impairment losses (4)	(752)	(728)	(854)	(2,305)	(2,579)
Operating profit (3)	1,633	1,518	980	4,818	4,907

Non-Core
Total income (1)	50	1	65	320	1,466
Operating expenses (2)	(212)	(262)	(323)	(737)	(981)
Insurance net claims	-	-	(38)	-	(256)
Operating (loss)/profit before impairment losses (3)	(162)	(261)	(296)	(417)	229
Impairment losses (4)	(424)	(607)	(682)	(1,520)	(3,168)
Operating loss (3)	(586)	(868)	(978)	(1,937)	(2,939)

Total
Total income (1)	6,458	6,438	6,093	20,027	21,988
Operating expenses (2)	(3,639)	(3,877)	(3,821)	(11,500)	(11,834)
Insurance net claims	(596)	(576)	(734)	(1,821)	(2,439)
Operating profit before impairment losses (3)	2,223	1,985	1,538	6,706	7,715
Impairment losses (4)	(1,176)	(1,335)	(1,536)	(3,825)	(5,747)
Operating profit (3)	1,047	650	2	2,881	1,968
Own credit adjustments	(1,455)	(518)	2,622	(4,429)	2,386
Asset Protection Scheme	1	(2)	(60)	(44)	(697)
Payment Protection Insurance costs	(400)	(135)	-	(660)	(850)
Sovereign debt impairment	-	-	(142)	-	(875)
Other items	(451)	(96)	(418)	(511)	(722)
(Loss)/profit before tax	(1,258)	(101)	2,004	(2,763)	1,210

For definitions of the notes refer to page 8.

Results summary (continued)

	Quarter ended			Nine months ended
Key metrics	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Core
- Net interest margin	2.15%	2.20%	2.09%	2.16%	2.19%
- Cost:income ratio (5)	59%	62%	66%	60%	59%
- Return on equity	9.7%	9.3%	6.6%	10.0%	11.4%
- Adjusted earnings/(loss) per ordinary and B share from continuing operations (6)	6.1p	4.4p	(2.7p)	16.5p	11.3p
- Adjusted earnings per ordinary and B share from continuing operations assuming a normalised tax rate of 24.5% (2011 - 26.5%) (6)	10.3p	9.7p	6.7p	31.5p	33.4p
Non-Core
- Net interest margin	0.41%	0.24%	0.50%	0.32%	0.69%
- Cost:income ratio (5)	nm	nm	nm	nm	81%
Group
- Net interest margin	1.94%	1.95%	1.84%	1.93%	1.94%
- Cost:income ratio (5)	62%	66%	71%	63%	61%
Continuing operations
- Basic (loss)/earnings per ordinary and B share (6,7)	(12.5p)	(4.2p)	11.3p	(30.7p)	(1.9p)

nm = not meaningful

For definitions of the notes refer to the following page.

Results summary (continued)

	30 September 2012	30 June 2012	Change	31 December 2011	Change

Capital and balance sheet
Funded balance sheet (8)	£909bn	£929bn	(2%)	£977bn	(7%)
Total assets	£1,377bn	£1,415bn	(3%)	£1,507bn	(9%)
Loan:deposit ratio - Core (9)	91%	92%	(100bp)	94%	(300bp)
Loan:deposit ratio - Group (9)	102%	104%	(200bp)	108%	(600bp)
Risk-weighted assets - gross	£481bn	£488bn	(1%)	£508bn	(5%)
Benefit of Asset Protection Scheme (APS)	(£48bn)	(£53bn)	(9%)	(£69bn)	(30%)
Risk-weighted assets - net of APS	£433bn	£435bn	-	£439bn	(1%)
Total equity	£74bn	£75bn	(1%)	£76bn	(3%)
Core Tier 1 ratio*	11.1%	11.1%	-	10.6%	50bp
Tier 1 ratio	13.4%	13.4%	-	13.0%	40bp
Risk elements in lending (REIL) (10)	£40bn	£40bn	-	£41bn	(2%)
REIL as a % of gross loans and advances (11)	9.0%	8.6%	40bp	8.6%	40bp
Tier 1 leverage ratio (12)	15.4x	15.6x	(1%)	16.9x	(9%)
Tangible equity leverage ratio (13)	5.9%	6.0%	(10bp)	5.7%	20bp
Tangible net asset value per ordinary and B share (6,14)	476p	489p	(3%)	501p	(5%)

* The benefit of APS in the Core Tier 1 ratio was 71 basis points at 30 September 2012 (30 June 2012 - 77 basis points; 31 December 2011 - 90 basis points).

Notes:

(1)	Excluding own credit adjustments, Asset Protection Scheme, (loss)/gain on redemption of own debt, strategic disposals and RFS Holdings minority interest.
(2)	Excluding Payment Protection Insurance costs, amortisation of purchased intangible assets, integration and restructuring costs, bonus tax and RFS Holdings minority interest.
(3)
Operating profit/(loss) before tax, own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment and related interest rate hedge adjustments, amortisation of purchased intangible assets, integration and restructuring costs, (loss)/gain on redemption of own debt, strategic disposals, bonus tax and RFS Holdings minority interest.

(4)	Excluding sovereign debt impairment and related interest rate hedge adjustments.
(5)	Cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above and after netting insurance claims against income.
(6)	Data for 2011 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.
(7)	Loss from continuing operations attributable to ordinary and B shareholders divided by the weighted average number of ordinary and effect of convertible B shares in issue.
(8)	Funded balance sheet represents total assets less derivatives.
(9)	Net of provisions, including disposal groups and excluding repurchase agreements.
(10)	Excludes disposal groups.
(11)	Includes disposal groups and excludes reverse repurchase agreements.
(12)	Tier 1 leverage ratio is total tangible assets (after netting derivatives) divided by Tier 1 capital.
(13)	Tangible equity leverage ratio is total tangible equity divided by total tangible assets (after netting derivatives).
(14)	Tangible net asset value per ordinary and B share is total tangible equity divided by the number of ordinary shares in issue and the effect of convertible B shares.

Results summary - statutory

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Summary income statement
Total income	4,859	6,087	8,603	16,122	23,899
Operating expenses	(4,345)	(4,277)	(4,127)	(13,239)	(13,459)
Operating (loss)/profit before impairment losses	(82)	1,234	3,742	1,062	8,001
Impairment losses	(1,176)	(1,335)	(1,738)	(3,825)	(6,791)
Operating (loss)/profit before tax	(1,258)	(101)	2,004	(2,763)	1,210
(Loss)/profit attributable to ordinary and B shareholders	(1,384)	(466)	1,226	(3,374)	(199)

A reconciliation between statutory and managed view income statements is shown in Appendix 1 to this announcement.

Key points

•	Income of £4,859 million for the quarter ended 30 September 2012.

•	Operating loss before tax of £1,258 million for the quarter ended 30 September 2012.

Summary consolidated income statement
for the period ended 30 September 2012

In the income statement set out below, own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment, amortisation of purchased intangible assets, integration and restructuring costs, (loss)/gain on redemption of own debt, strategic disposals, and other items (including bonus tax, interest rate hedge adjustments on impaired available-for-sale sovereign debt and RFS Holdings minority interest) are shown separately. In the statutory condensed consolidated income statement on page 63, these items are included in income, operating expenses and impairment losses as appropriate.

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
Core	£m	£m	£m	£m	£m

Net interest income	2,794	2,925	2,949	8,662	9,064

Non-interest income (excluding insurance net premium income)	2,682	2,583	2,087	8,246	8,460
Insurance net premium income	932	929	992	2,799	2,998

Non-interest income	3,614	3,512	3,079	11,045	11,458

Total income (1)	6,408	6,437	6,028	19,707	20,522
Operating expenses (2)	(3,427)	(3,615)	(3,498)	(10,763)	(10,853)

Profit before insurance net claims and impairment losses	2,981	2,822	2,530	8,944	9,669
Insurance net claims	(596)	(576)	(696)	(1,821)	(2,183)

Operating profit before impairment losses (3)	2,385	2,246	1,834	7,123	7,486
Impairment losses (4)	(752)	(728)	(854)	(2,305)	(2,579)

Operating profit (3)	1,633	1,518	980	4,818	4,907

Non-Core

Net interest income	79	48	129	191	549

Non-interest income (excluding insurance net premium income)	(29)	(47)	(108)	129	640
Insurance net premium income	-	-	44	-	277

Non-interest income	(29)	(47)	(64)	129	917

Total income (1)	50	1	65	320	1,466
Operating expenses (2)	(212)	(262)	(323)	(737)	(981)

(Loss)/profit before insurance net claims and impairment losses	(162)	(261)	(258)	(417)	485
Insurance net claims	-	-	(38)	-	(256)

Operating (loss)/profit before impairment losses (3)	(162)	(261)	(296)	(417)	229
Impairment losses (4)	(424)	(607)	(682)	(1,520)	(3,168)

Operating loss (3)	(586)	(868)	(978)	(1,937)	(2,939)

For definitions of the notes refer to page 8.

Summary consolidated income statement
for the period ended 30 September 2012 (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
Total	£m	£m	£m	£m	£m

Net interest income	2,873	2,973	3,078	8,853	9,613

Non-interest income (excluding insurance net premium income)	2,653	2,536	1,979	8,375	9,100
Insurance net premium income	932	929	1,036	2,799	3,275

Non-interest income	3,585	3,465	3,015	11,174	12,375

Total income (1)	6,458	6,438	6,093	20,027	21,988
Operating expenses (2)	(3,639)	(3,877)	(3,821)	(11,500)	(11,834)

Profit before insurance net claims and impairment losses	2,819	2,561	2,272	8,527	10,154
Insurance net claims	(596)	(576)	(734)	(1,821)	(2,439)

Operating profit before impairment losses (3)	2,223	1,985	1,538	6,706	7,715
Impairment losses (4)	(1,176)	(1,335)	(1,536)	(3,825)	(5,747)

Operating profit (3)	1,047	650	2	2,881	1,968
Own credit adjustments	(1,455)	(518)	2,622	(4,429)	2,386
Asset Protection Scheme	1	(2)	(60)	(44)	(697)
Payment Protection Insurance costs	(400)	(135)	-	(660)	(850)
Sovereign debt impairment	-	-	(142)	-	(875)
Amortisation of purchased intangible assets	(47)	(51)	(69)	(146)	(169)
Integration and restructuring costs	(257)	(213)	(233)	(930)	(586)
(Loss)/gain on redemption of own debt	(123)	-	1	454	256
Strategic disposals	(23)	160	(49)	129	(22)
Other items	(1)	8	(68)	(18)	(201)

(Loss)/profit before tax	(1,258)	(101)	2,004	(2,763)	1,210
Tax charge	(30)	(290)	(791)	(459)	(1,436)

(Loss)/profit from continuing operations	(1,288)	(391)	1,213	(3,222)	(226)
Profit/(loss) from discontinued operations, net of tax	5	(4)	6	6	37

(Loss)/profit for the period	(1,283)	(395)	1,219	(3,216)	(189)
Non-controlling interests	(3)	5	7	16	(10)
Preference share dividends	(98)	(76)	-	(174)	-

(Loss)/profit attributable to ordinary and B shareholders	(1,384)	(466)	1,226	(3,374)	(199)

For definitions of the notes refer to page 8.

Summary consolidated balance sheet
at 30 September 2012

	30 September 2012	30 June 2012	31 December 2011
	£m	£m	£m

Net loans and advances to banks (1,2)	38,347	39,436	43,870
Net loans and advances to customers (1,2)	423,155	434,965	454,112
Reverse repurchase agreements and stock borrowing	97,935	97,901	100,934
Debt securities and equity shares	193,249	200,717	224,263
Other assets (3)	156,037	155,738	154,070

Funded assets	908,723	928,757	977,249
Derivatives	468,171	486,432	529,618

Total assets	1,376,894	1,415,189	1,506,867

Bank deposits (2,4)	58,127	67,619	69,113
Customer deposits (2,4)	412,712	412,769	414,143
Repurchase agreements and stock lending	142,565	128,075	128,503
Debt securities in issue	104,157	119,855	162,621
Settlement balances and short positions	46,989	53,502	48,516
Subordinated liabilities	25,309	25,596	26,319
Other liabilities (3)	50,842	51,812	57,616

Liabilities excluding derivatives	840,701	859,228	906,831
Derivatives	462,300	480,745	523,983

Total liabilities	1,303,001	1,339,973	1,430,814
Owners' equity	72,699	74,016	74,819
Non-controlling interests	1,194	1,200	1,234

Total liabilities and equity	1,376,894	1,415,189	1,506,867

Memo: Tangible equity (5)	53,157	54,384	55,217

Notes:

(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excludes disposal groups (see page 82).
(3)	Includes disposal groups (see page 82).
(4)	Excluding repurchase agreements and stock lending.
(5)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.

Analysis of results

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	2,866	2,979	3,074	8,853	9,608

Average interest-earning assets	587,291	612,995	663,956	613,788	661,416

Net interest margin
- Group	1.94%	1.95%	1.84%	1.93%	1.94%
- Retail & Commercial (2)	2.92%	2.94%	2.94%	2.92%	2.99%
- Non-Core	0.41%	0.24%	0.50%	0.32%	0.69%

Notes:

(1)	For further analysis and details of adjustments refer to pages 69 and 70.
(2)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US R&C divisions.

Key points

Q3 2012 compared with Q2 2012

•
Group NIM declined marginally to 1.94% from 1.95% with continued margin pressure in Retail & Commercial more than offsetting decreases in liquidity and funding costs across the Group following further run-down of low-yielding assets.

•	Retail & Commercial NIM fell by 2 basis points to 2.92% largely reflecting downward pressure on deposit margins in UK Retail and UK Corporate, and lower investment income in US Retail & Commercial.

Q3 2012 compared with Q3 2011

•
Group net interest income decreased by £208 million, 7%, largely driven by a decline in interest earning assets of 12%. A 5% decline in Retail & Commercial interest earning assets and continued balance sheet run-off in Non-Core drove the reduction.

•
The decline in Retail & Commercial net interest income was primarily due to a targeted decrease in loans and advances in International Banking and the impact of lower long-term interest hedge income and the high cost of deposits in UK Retail.

•	Group NIM increased by 10 basis points to 1.94% driven by a decrease in liquidity and funding costs managed at the Group level and the continued run-off of low margin Non-Core balances.

Analysis of results (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	1,062	1,136	1,148	3,395	3,907
Income from trading activities	769	931	282	2,964	3,071
Other operating income	822	469	549	2,016	2,122

Non-interest income (excluding insurance net premium income)	2,653	2,536	1,979	8,375	9,100
Insurance net premium income	932	929	1,036	2,799	3,275

Total non-interest income	3,585	3,465	3,015	11,174	12,375

Key points

Q3 2012 compared with Q2 2012

•
Non-interest income increased by £120 million, 3%, primarily due to an increase of £325 million in realised bond gains as the Group repositioned its liquidity portfolio, partially offset by a decrease in Retail & Commercial.

•
Retail & Commercial non-interest income fell by 6%, largely reflecting the non-recurrence of a £47 million Q2 2012 gain on the sale of Visa B shares in US Retail & Commercial and a decline in the fair value of a property-related investment in UK Corporate of £25 million.

•	Income from trading activities fell by £162 million, primarily due to an increase in trading losses in Non-Core of £72 million as the business continued to de-risk its markets exposures.

•	Insurance net premium income remained flat, reflecting stable in-force policies in a competitive market place.

Q3 2012 compared with Q3 2011

•
Non-interest income was 19% higher primarily as a result of a £652 million increase in income from trading activities in Markets, reflecting a significant improvement in the credit environment. This was partially offset by a decrease in Retail & Commercial.

•
Retail & Commercial non-interest income was £146 million lower, primarily reflecting negative movements on credit hedging activity within the lending portfolio in International Banking and a decline in the fair value of a property-related investment in UK Corporate. Changes in customer behaviour and sluggish transaction volumes also drove a decrease in UK Retail.

•	Insurance net premium income fell by £104 million, 10%, largely driven by actions to improve the quality of the motor book resulting in lower written premiums.

Analysis of results (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
Operating expenses	£m	£m	£m	£m	£m

Staff expenses	1,943	2,036	1,963	6,200	6,382
Premises and equipment	552	523	584	1,625	1,703
Other	770	936	858	2,525	2,557

Administrative expenses	3,265	3,495	3,405	10,350	10,642
Depreciation and amortisation	374	382	416	1,150	1,192

Operating expenses	3,639	3,877	3,821	11,500	11,834

Insurance net claims	596	576	734	1,821	2,439

Staff costs as a % of total income	30%	32%	32%	31%	29%

Key points

Q3 2012 compared with Q2 2012

•
Group operating expenses fell by 6%, largely driven by the continued run-down of Non-Core and lower staff expenses in Markets and International Banking. An additional charge of £50 million was taken in relation to the June technology incident, compared with a charge of £125 million in Q2 2012.

•
Core cost:income ratio improved from 62% in Q2 2012 to 59%, largely due to a strict focus on cost-management in all of the Group's businesses. The Retail & Commercial cost:income ratio remained at 57%, with UK Retail improving to 51%.

•	Insurance net claims increased by 3% primarily due to a smaller release of reserves compared with Q2 2012.

Q3 2012 compared with Q3 2011

•
Group operating expenses were 5% lower, predominantly driven by a 34% decrease in Non-Core expenses as the division continued to shrink. An additional driver was the 15% fall in International Banking costs, due to planned headcount reduction and tight management of technology and discretionary costs following the restructuring of the business announced in January 2012.

•
Core cost:income ratio improved by 7 percentage points to 59% from 66% in Q3 2011. This was driven by a Group-wide focus on managing expenses and an improved business performance and market environment for the Markets businesses.

Analysis of results (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	1,183	1,435	1,452	3,913	5,587
Securities impairment losses	(7)	(100)	84	(88)	160

Group impairment losses	1,176	1,335	1,536	3,825	5,747

Loan impairment losses
- individually assessed	661	945	823	2,351	3,942
- collectively assessed	562	534	689	1,691	2,000
- latent	(40)	(56)	(60)	(153)	(355)

Customer loans	1,183	1,423	1,452	3,889	5,587
Bank loans	-	12	-	24	-

Loan impairment losses	1,183	1,435	1,452	3,913	5,587

Core	751	719	817	2,266	2,479
Non-Core	432	716	635	1,647	3,108

Group	1,183	1,435	1,452	3,913	5,587

Customer loan impairment charge as a % of gross loans and advances (1)
Group	1.0%	1.2%	1.1%	1.1%	1.5%
Core	0.7%	0.7%	0.8%	0.8%	0.8%
Non-Core	2.8%	4.2%	2.8%	3.6%	4.6%

Note:

(1)	Customer loan impairment charge as a percentage of gross customer loans and advances excluding reverse repurchase agreements and including disposal groups.

Key points

Q3 2012 compared with Q2 2012

•
Loan impairment losses were down 18%. In the Non-Core portfolio, loan impairments fell by 40%, with the non-repeat of a large provision in Project Finance in Q2 2012. This was partially offset by a 4% increase in Core loan impairments, largely reflecting a small number of significant individual cases in UK Corporate.

•	Credit losses improved in International Banking, with the non-repeat of a single name impairment in Q2 2012. Lower specific impairments were also recorded in Wealth.

•	Core and Non-Core Ulster Bank loan impairments improved by £21 million, 4%.

Q3 2012 compared with Q3 2011

•	Loan impairment losses fell by 19%, largely driven by a significant reduction in Non-Core impairments, particularly in exposures originating in UK Corporate and Ulster Bank.

•
Retail was the main driver of the 8% decrease in Core loan impairment losses, as credit metrics and book quality continued to improve. This was partly offset by the increase in UK Corporate loan impairments in Q3 2012.

Analysis of results (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
One-off and other items	£m	£m	£m	£m	£m

Own credit adjustments*	(1,455)	(518)	2,622	(4,429)	2,386
Asset Protection Scheme	1	(2)	(60)	(44)	(697)
Payment Protection Insurance costs	(400)	(135)	-	(660)	(850)
Sovereign debt impairment (1)	-	-	(142)	-	(875)
Amortisation of purchased intangible assets	(47)	(51)	(69)	(146)	(169)
Integration and restructuring costs	(257)	(213)	(233)	(930)	(586)
(Loss)/gain on redemption of own debt	(123)	-	1	454	256
Strategic disposals**	(23)	160	(49)	129	(22)
Other
- Bonus tax	-	-	(5)	-	(27)
- RFS Holdings minority interest	(1)	8	(3)	(18)	(5)
- Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	(60)	-	(169)

	(2,305)	(751)	2,002	(5,644)	(758)

* Own credit adjustments impact:
Income from trading activities	(435)	(271)	735	(1,715)	565
Other operating income	(1,020)	(247)	1,887	(2,714)	1,821

Own credit adjustments	(1,455)	(518)	2,622	(4,429)	2,386

**Strategic disposals
(Loss)/gain on sale and provision for loss on disposal of investments in:
- RBS Aviation Capital	-	197	-	197	-
- Global Merchant Services	-	-	-	-	47
- Other	(23)	(37)	(49)	(68)	(69)

	(23)	160	(49)	129	(22)

Note:

(1)
In the second quarter of 2011, the Group recorded an impairment loss of £733 million in respect of its AFS portfolio of Greek government debt as a result of Greece's continuing fiscal difficulties. In Q1 2012, as part of Private Sector Involvement in the Greek government bail-out, the vast majority of this portfolio was exchanged for Greek sovereign debt and European Financial Stability Facility notes; the Greek sovereign debt received in the exchange was sold.

Key points

Q3 2012 compared with Q2 2012

•
The own credit adjustment charge in Q3 2012 was £1,455 million, compared with a smaller charge of £518 million in Q2 2012, as the Group's credit spreads tightened by a further 57 basis points in the quarter.

•
An additional £400 million provision relating to Payment Protection Insurance was taken, bringing the cumulative charge to £1.7 billion, of which £1.0 billion in redress had been paid by 30 September 2012.

•	Integration and restructuring costs increased by 21% to £257 million, largely driven by preparations for the divestment of UK branch-based businesses.

Q3 2012 compared with Q3 2011

•	The movement in one-off and other items in the period was predominantly driven by the significant tightening of the Group's credit spreads compared with a large widening in Q3 2011.

Analysis of results (continued)

Capital resources and ratios	30 September 2012	30 June 2012	31 December 2011

Core Tier 1 capital	£48bn	£48bn	£46bn
Tier 1 capital	£58bn	£58bn	£57bn
Total capital	£63bn	£63bn	£61bn
Risk-weighted assets
- gross	£481bn	£488bn	£508bn
- benefit of Asset Protection Scheme	(£48bn)	(£53bn)	(£69bn)
Risk-weighted assets	£433bn	£435bn	£439bn
Core Tier 1 ratio (1)	11.1%	11.1%	10.6%
Tier 1 ratio	13.4%	13.4%	13.0%
Total capital ratio	14.6%	14.6%	13.8%

Note:

(1)	The benefit of APS in the Core Tier 1 ratio was 71 basis points at 30 September 2012 (30 June 2012 - 77 basis points; 31 December 2011 - 90 basis points).

Key points

30 September 2012 compared with 30 June 2012

•	The Group's Core Tier 1 ratio remained strong at 11.1%. Gross risk-weighted assets (RWAs) fell by £7 billion reflecting a reduction in market risk coupled with balance sheet contraction.

•	The impact of the Asset Protection Scheme (APS) on the Core Tier 1 ratio continued to decline from 77 basis points at 30 June 2012 to 71 basis points at 30 September 2012.

30 September 2012 compared with 31 December 2011

•	The Core Tier 1 ratio increased by 50 basis points compared with 31 December 2011, driven by a 5% reduction in gross RWAs, lower regulatory capital deductions and the issuance of new shares.

•	Gross RWAs fell by £27 billion, excluding the effect of the APS. Post APS RWAs decreased by £6 billion.

Analysis of results (continued)

Balance sheet	30 September 2012	30 June 2012	31 December 2011

Funded balance sheet (1)	£909bn	£929bn	£977bn
Total assets	£1,377bn	£1,415bn	£1,507bn
Loans and advances to customers (2)	£443bn	£455bn	£474bn
Customer deposits (3)	£435bn	£435bn	£437bn
Loan:deposit ratio - Core (4)	91%	92%	94%
Loan:deposit ratio - Group (4)	102%	104%	108%
Short-term wholesale funding (5)	£49bn	£62bn	£102bn
Wholesale funding (5)	£159bn	£181bn	£226bn
Liquidity portfolio	£147bn	£156bn	£155bn

Notes:

(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excluding reverse repurchase agreements and stock borrowing, and including disposal groups.
(3)	Excluding repurchase agreements and stock lending, and including disposal groups.
(4)
Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios of Core and Group at 30 September 2012 were 91% and 103% respectively (30 June 2012 - 92% and 105% respectively; 31 December 2011 - 94% and 110% respectively).

(5)	Excluding derivative collateral.

Key points

30 September 2012 compared with 30 June 2012

•
The Group's funded balance sheet contracted by a further £20 billion to £909 billion, driven by a £7 billion reduction in Non-Core funded assets and lower International Banking and Ulster Bank balances.

•
Loans and advances to customers fell by 3%, largely due to Non-Core run-down and targeted reductions in the International Banking portfolio. Customer deposits were flat as growth in US Retail & Commercial was offset by a marginal decline in UK Corporate.

•	The Group loan:deposit ratio improved from 104% to 102%, while the Core and Retail & Commercial loan:deposit ratios improved to 91% in the quarter.

30 September 2012 compared with 31 December 2011

•
Significant falls in Non-Core (£29 billion), International Banking (£12 billion) and Markets (£10 billion) were the main elements in a £68 billion decrease in the Group's funded balance sheet in the period. Non-Core's focused asset disposal programme, including the sale of RBS Aviation Capital, planned loan portfolio reductions in International Banking and initiatives to reduce balance sheet usage in Markets drove these movements.

•
Customer deposits were flat as strong deposit growth in UK Retail was offset by lower deposit balances in International Banking as a result of difficult market conditions and strong competition. Loans and advances to customers fell by 7%, largely as a result of sales and run-off in Non-Core.

•	The Group loan:deposit ratio strengthened by 600 basis points from 108%, with Core and Retail & Commercial ratios improving by 300 basis points and 400 basis points, respectively.

Further analysis of the Group's liquidity and funding position is included on pages 97 to 104.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 November 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary